EXHIBIT 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Intercepts 32.52 g/t Au Over 4.80 Meters (1.05
     oz./t over 15.75 ft.) at Seabee

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, April 23 /CNW/ - Claude Resources Inc. (CRJ:TSX; CGR:AMEX)
today reported highlights from its First Quarter 2008 underground exploration program at the Company's Seabee mine. The highlights are as follows:

     <<
     -------------------------------------------------------------------------
                 MIDPOINT COORDINATES (m)
     HOLE No.  ----------------------------   Au (g/t)   Au (g/t)  TRUE WIDTH
                 NORTH     EAST      ELEV.    (uncut)     (cut)       (m)
     -------------------------------------------------------------------------
     U08-603    1143.9    1300.3    -608.4     32.52      22.23       4.80
     -------------------------------------------------------------------------
     U08-608    1145.6    1264.3    -587.7      7.58       6.98       8.30
     -------------------------------------------------------------------------
     U08-611    1167.3    1214.1    -523.5      7.51       7.45       6.70
     -------------------------------------------------------------------------
     U08-612    1162.0    1208.7    -574.6     10.16       9.43       4.50
     -------------------------------------------------------------------------
     U08-005B   1152.6    1416.1    -292.7      9.53       9.53       4.10
     -------------------------------------------------------------------------
     U08-007    1153.5    1389.8    -290.9      5.12       5.12       3.10
     -------------------------------------------------------------------------
     >>

     "The results being reported today extend the mineralization of several ore blocks at Seabee adjacent to existing mine infrastructure and ore reserves," stated Philip Ng, Vice-President Mining Operations. "The true widths of these intercepts are significant as they are wider than the average widths of our existing reserves. This creates the potential for delivery of higher grade feed to the central mill facility at Seabee due to lower dilution, on a percentage basis."
     "In addition, a comprehensive review of the Seabee geological database last year identified another target 200 meters to the east of the 9714 block that the drill will test later this year. Historic intercepts in this target area include holes U05-551 and U05-552 which returned cut grades of
31.52 g/tonne over 1.70 meters and 8.66 g/tonne over 2.30 meter true widths."
     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. The results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. A minimum sampling length was 0.3 meters while the maximum was 1.0 meter.
200 gram samples were pulverized until greater than 80% passes through
200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Exploration programs are conducted under the direction of Qualified Person Brian
Skanderbeg, P.Geo., Vice President Exploration. He has reviewed the contents of this news release for accuracy.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Philip Ng, Vice President Mining
Operations, Claude Resources Inc., Phone: (306) 668-7505; or Dwight Percy,
Vice President Corporate Development, Claude Resources Inc., Phone: (306)
668-7501, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CGR CRJ.)

CO:  CLAUDE RESOURCES INC.

CNW 09:30e 23-APR-08